OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 20, 2006

DAYBREAK OIL AND GAS, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	**000-50107**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1017 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 462-0315**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On October 20, 2006, Daybreak Oil and Gas, Inc. finalized a farmout agreement with Monarch Gulf Exploration, Inc. whereby, Monarch would become a joint venture partner in Daybreak's East Slope Project in the San Joaquin Valley of California. Monarch is acquiring a fifty percent (50%) interest of Daybreak's working interest in the project by agreeing to accept and assume a portion of the contractual rights and obligations of Daybreak related to this project. This would reduce Daybreak's interest to a twenty-five (25%) working interest in this project in California.

For additional information, the agreement and the Company's Press release are attached hereto as Exhibits 99.1 and 99.2.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

d) Exhibits:

99.1 Agreement with Monarch Gulf Exploration

99.2 Press Release, October 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Daybreak Oil and Gas, Inc.

/s/ Terrence J. Dunne

By:_____

Terrence J. Dunne, Chief Financial Officer

Date: October 26, 2006

Exhibit 99.1

FARMOUT AGREEMENT

THIS FARMOUT AGREEMENT MADE BY AND BETWEEN DAYBREAK OIL AND GAS, INC., a Washington Corporation, hereinafter referred to as "DAYBREAK" and MONARCH GULF EXPLORATION INC., a Washington Corporation, hereinafter referred to as "MONARCH"

WITNESSETH:

WHEREAS, DAYBREAK holds a fifty percent (50%) working interest, in oil and gas mineral leases and related assets (the "Daybreak Interest") in Kern County, California pursuant to a Prospect Review Agreement (the "Prospect") dated May 13, 2005, as amended and a Joint Venture Agreement (the "Joint Venture") dated November 21, 2005, as amended, The Daybreak Interest being described on Exhibit "A," attached hereto and by this reference incorporated herein; and

WHEREAS, DAYBREAK now wishes to farmout one half (50%) of the Daybreak Interest in the Joint Venture to MONARCH;

WHEREAS, MONARCH has agreed to accept the rights and obligation under the above referenced Agreements on the terms hereinafter described;

THEREFORE, in consideration of the premises and mutual covenants herein contained DAYBREAK and MONARCH agree as follows:

1. MONARCH shall acquire fifty percent (50%) of Daybreak's Interest in that certain Joint Venture under the terms of said Agreement representing a twenty-five percent (25%) working interest subject to a three percent (3%) gross overriding royalty and royalties owed under the oil and gas mineral leases encumbering said property. A copy of the oil and gas leases are attached as Exhibit "B" and by this reference incorporated herein.

2. MONARCH understands and agrees that the Joint Venture intends to conduct a 3D seismic program, estimated to commence within two (2) months from the date hereof, which 3D seismic program will have an estimated gross cost of $2,000,000 and agrees to pay its pro-rata share of this cost prior to the commencement of the seismic program.

3. MONARCH understands and agrees that it is the intention of the Joint Venture subject to the 3D seismic program results to then conduct a nine (9) well exploratory program on prospects identified by the 3D seismic program. MONARCH agrees to pay its gross pro-rata share of such drilling costs prior to the commencement of drilling and to pay gross tie in, equipping and completion costs as and when required.

4. MONARCH understands and agrees that it shall be liable for its pro-rata share of all land and lease brokerage costs as well as all bonus lease payments and delay rental payments under the terms of this Agreement, the Prospect Agreement and the Joint Venture from the Effective Date hereon, which costs and payments shall be paid by the working

interest parties through normal joint interest billing.

5. MONARCH, by paying twenty-five percent (25%) of the gross costs of the 3D seismic program and twenty-five percent (25%) of the gross costs to drill and complete nine (9) exploratory wells and any other expenses and costs due and payable under the terms of this Agreement, the Prospect Agreement and the Joint Venture (the "Gross Costs"), will earn a twenty percent (20%) working interest before payout and a fifteen percent (15%) working interest after payout in the Joint Venture. The term "payout" as used in this Agreement shall mean the point in time when the market value of the cumulative production sold from the applicable well(s), after deducting taxes and lease burdens, shall equal one hundred percent (100%) of the 3D seismic program costs, and the Gross Costs as stated above in this paragraph. Working interests are subject to the royalties described above and the terms and conditions of this Agreement, the Prospect Agreement and the Joint Venture and those certain leases identified on Exhibit "B" attached hereto.

6. MONARCH agrees to be bound by the terms of the Joint Venture Operating Agreement dated October 1, 2006 ("JOV A") as non-operator. A copy of which is attached hereto as Exhibit "C."

7. DAYBREAK represents that it has not received any notice of any material breach under this Agreement, the Prospect Agreement and the Joint Venture. DAYBREAK makes no express or implied warranty of title in or to the Joint Venture lands and/or leases identified herein.

8. MONARCH acknowledges and agrees that DAYBREAK has made no warranty, either expressed or implied that any reserve analysis, reserve projections, cost and expense estimates, and production rates, or other information or data and MONARCH has relied upon its own independent investigation prior to entering into this Agreement.

9. Contingent upon MONARCH'S satisfaction of all obligations, monetary and otherwise with respect to the gross costs of the 3D seismic program, as described in Section 3 herein, MONARCH will earn a fifty percent (50%) working interest in DAYBREAK'S fifty percent (50%) interest and shall further have earned the right to 50% of any interest Daybreak may have in the planned Fresno, King, and Tulane Counties AMI (the "Planned AMI"). Monarch is to have a 25% working interest both before and after payout in the Planned AMI.

10. As contemplated above DAYBREAK and MONARCH may enter into additional agreements in the Planned AMI.

11. Either party may voluntarily withdraw from their Joint Venture by providing thirty (30) days advance notice in writing to the other party and by paying all outstanding invoices having accrued prior to the date of the withdrawal taking effect. The withdrawing partner shall forfeit any further right pursuant to this Agreement or under the terms of the Joint Venture and Prospect Agreement attached hereto and from any further ancillary rights

other than as expressly provided herein. The withdrawing partner shall farmout his interest in the above leases, joint venture agreements, and prospects earned prior to withdrawal to the remaining partner on reasonable industry terms and conditions.

12. <u>Default.</u> In the event MONARCH fails to pay when due its participating interest shares of all expenses including cash advances and interest accrued pursuant to this Agreement (a Defaulting Party) shall be in default under the terms of this Agreement. The amount not paid by the Defaulting Party shall be offset against any interest the Defaulting Party may have accrued up until the date of default. After any default is continued for ten (10) days, the Defaulting Party shall forfeit any further rights pursuant to this Agreement, the Joint Venture Agreement, the Prospect Agreement and those certain lease agreements identified herein. The Defaulting Party shall transfer its interest to the Non-Defaulting Parties. To that end, if any of the Non-Defaulting parties so elect, the Defaulting Party shall be deemed to have transferred and to have empowered the electing Non-Defaulting Parties to execute on said Defaulting Parties' behalf any documents required to affect transfer, of all its right, title and beneficial interest in and under this Agreement, the Joint Venture Agreement, the Prospect Agreement and those certain leases identified above, to the electing Non-Defaulting Party. The Defaulting Party shall, without delay, following any requests from the Non-Defaulting Party, do any and all acts required to be done by applicable law or regulation in order to render such transfer legally valid and shall execute any and all documents and take such other actions as may be necessary in order to effect prompt and valid transfer of the interest described above, free of all encumbrances.

13. <u>Confidentiality Information.</u>   DAYBREAK and MONARCH agree that this Agreement all and information and data acquired or obtained by MONARCH in respect to this Joint Venture shall be considered confidential and shall be kept confidential and shall not be disclosed for a period of two (2) years after the time when DAYBREAK and MONARCH are no longer joint participants in this project, to any person or entity, except:

   (a) To an Affiliate, provided such Affiliate maintains confidentiality as provided in this Part;

   (b) To the extent such data and information is required to be furnished in compliance with any applicable law or regulations, or pursuant to any legal proceedings or because of any order or any court binding upon a Party;

   (c) Subject to this Agreement, to potential contractors, contractors, consultants (including financing consultants and advisors) and professional advisors employed by any Party where disclosure of such data or information is essential to such contractor's, consultant's or advisor's work;

   (d) Subject to this Agreement, to a bank or other financial institution to the extent appropriate to a Party arranging funding for its obligations under this Agreement;

(e) To the extent such data and information must be disclosed by a Party pursuant to any rules or requirements of any government or stock exchange having jurisdiction over such Party, or its Affiliates;

(f) Where any data or information which, though no fault of a Party, becomes a part of the public domain.

Disclosure pursuant to this Agreement should not be made unless prior to such disclosure the disclosing Party has obtained a written undertaking from the recipient to keep the data and information strictly confidential and not to use or disclose the data and information except for the express purpose for which disclosure is to be made.

14. <u>Notices.</u> Notices, demands or other communications ("COMMUNICATION") required or permitted to be given or made hereunder:

(a) Shall be in writing and delivered personally or sent by prepaid first class post with recorded delivery, e-mail or by legible telefax addressed to the intended recipient as follows:

In the case of DAYBREAK addressed to:

Daybreak Oil and Gas, Inc.
Attention: Tom Kilbourne
Washington Mutual Financial Center
601 West Main Avenue Suite 1012
Spokane, Washington 99201
Fax: (509) 455-8483

In the case of MONARCH addressed to:

Monarch Gulf Exploration, Inc.
Attention: Bob Jorgensen
8117 North Division, Suite D
Spokane, Washington 99208
Fax: (509) 465-3117

(b) Be signed by a person duly authorized by the sender; and

(c) Will be taken to have been given or made:

    i.   In the case of delivery, in person, when delivered;

    ii. In the case of facsimile transmission, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax number and indicating that the transmission has been made without error; or

iii. In the case of deliver by post, seven (7) business days after the date of posting (if posted to an address in another country) or two (2) business days after the date of posting (if posted to an address in the same country),

But if the result is that the Communication would be taken to be given or made on a day which is not a business day in the place to which the Communication is sent or is later than 4:00 p.m. (local time), it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

15. MONARCH represents and warrants to DAYBREAK that (i) the execution, delivery and performance by MONARCH of this Agreement and all other agreements to be entered into among the parties contemplated hereby and thereby have been duly and validly authorized and approved by all necessary corporate action (including action of the members if required) on the part of MONARCH, and such agreements and documents are, or will be upon their execution and delivery, valid and binding obligations of MONARCH, enforceable against MONARCH in accordance with their respective terms, and (ii) the execution, delivery, and performance by MONARCH of this Agreement does not and will not (1) violate any provisions of the organizational or formation documents of MONARCH, and (2) result in MONARCH violation of any law, rule or regulation or of any judgment, injunction, order, decree, permit or license of any judicial or administrative authority applicable to MONARCH.

16. Time. Time shall be of the essence as regards the provisions of this Agreement, both as regards the times and periods mentioned herein and as regards any time or periods which may, by agreement between the Parties, be substituted for them.

17. Severance. Any provision of this Agreement or part thereof is rendered void, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

18. Entire Agreement. This Agreement supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement and contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contrast. Each of the Parties acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated herein. So far as permitted by law and except in the case of fraud, each Party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

19. Amendment. Save as otherwise expressly provided herein, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in

writing specifically referring to this Agreement and duly signed by the Parties.

20. <u>Assignment.</u>   MONARCH shall not assign any of its rights or obligations under this Agreement without the prior written consent of DAYBREAK.

21. Counterparts.   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

22. <u>Governing Law.</u>   This Agreement shall be governed by, construed, interpreted and applied in accordance with the laws of the State of Washington, County of Spokane, excluding any choice of law rules, which would refer the matter to the laws of another jurisdiction.

23. <u>Successors and Assigns.</u>   This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigned of the Parties.

24. <u>Waiver.</u>   No waiver by a Party of any one or more defaults by the other Party in the performance of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party, whether of a like or of a different character. Except as expressly provided in this Agreement no Party shall be deemed to have waived, released or modified any of its rights under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

25. The Effective Date of this Farmout Agreement shall be September 18, 2006.

26. DAYBREAK and MONARCH agree that they have or will obtain independent operational, geological and legal advice with respect to this Farmout Agreement.

27. This Farmout Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein, which alone fully and completely express their agreement, and same is entered into after full investigation, neither party relying on any statement or representation, not embodied in this agreement, made by the other.   This agreement may not be modified or terminated orally and no modification, termination, or attempted waiver shall be valid unless in writing and signed by the party whom the same is sought to be enforced.

THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK





28. The provisions of this agreement shall be interpreted and enforced in accordance with the State of Washington, and venue shall lie in Spokane County. If a court of competent jurisdiction rules invalid or unenforceable any provisions of this agreement, the remainder shall nevertheless be given full force and effect.

29. This Farmout Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

IN WITNESS WHEREOF, Daybreak Oil and Gas, Inc. and Monarch Gulf Exploration Inc. have executed this Farmout Agreement.

Daybreak Oil and Gas, Inc.

By:

Date: 10/20/06

Monarch Gulf Exploration, Inc.

By: Robert E Jorgensen

Date: 10/20/06

Exhibit 99.2

Daybreak Partners with Monarch Gulf Exploration on California Project

Spokane, Washington – October 25, 2006 - Daybreak Oil and Gas, Inc. (OTC Bulletin Board: DBRM. OB) a Washington Corporation, today announced it has entered into an agreement with Monarch Gulf Exploration, Inc (OTC Pink Sheets: MGFX.PK) to jointly develop Daybreak's fifty percent (50%) interest in their East Slopes Project, located in the San Joaquin Valley of California.

Daybreak and Monarch along with other industry partners plan to conduct a 3-D seismic survey this year. The $1,750,000 survey will encompass approximately 15,000 acres. A nine well drilling program is planned to begin in the first quarter of 2007.

The San Joaquin Basin is a prolific oil producing area with a long history of production. In the vicinity of the East Slopes Project, two prominent fields produced 435.5 MMB (million barrels) and 20.6 MMB of oil respectively from the Pyramid Hills and Vedder Sands. Historic production has been from shallow depths of 1,000 to 3,000 feet and the oil is of low to medium gravity (13 to 22°API).

For information about Daybreak Oil and Gas, Inc., please contact:

Eric Moe	Telephone:	(509) 465-4541
	Email:	emoe27@aol.com
Mike McIntyre	Telephone:	(604) 484-6243
	Email:	mmac10@shaw.ca